Exhibit 20

April 15, 2013

Letter to the Shareholders

Our Joint Venture Partner CEC North Star Energy Ltd (“North Star”) has completed coring two wells on their lands adjacent to and east of the TAMM Land holdings.

The initial results has been shared with TAMM Management as a function of the Joint Venture Agreement and some shared officers between the two companies – We recently were provided with a copy of the core well logs, oil analysis and copies of the letters sent to the shareholders of North Star Energy – releasing the results of the coring program with North Star’s interpretation of the initial results.

The rock analysis and the simulations have not been completed – but for disclosure purposes we have included the available relevant data in this letter and an 8K filing.

The first well drilled by North Star was on a Bluesky channel target which is not shared with the TAMM lands however any success there would have beneficial results for the Joint Venture overall.

The second well drilled and cored by North Star has interest to TAMM – as it was drilled on the Elkton formation – specifically targeting the “erosional edge” which their geologists have identified as their focus area.

Our geological work and that of the independent third party engineering report previously filed by TAMM shows that this is the same formation  both on the TAMM and the North Star Lands.  On the TAMM lands, the formation is lower structurally, generally thicker and previous wells and logs show the presence of oil in the lands – thus the engineering report showed about 900 million barrels of Petroleum Initially-In-Place after their review of the TAMM mineral holdings in the Elkton.

The results of the coring of the second well showed pay zone of about 18-20 meters – almost exactly what our and the third party mapping projected.  Visually, the core was oil saturated and about 75% of the zone was recovered in cores.  North Star and TAMM project that the lost 25% was unconsolidated material that was picked up by the drilling fluid and carried to surface.  Porosity on logs was between 20% to 30%. Third party lab results showed viscosity ranged from 13.4 to 14.5 deg. API over the core depth - we feel these are excellent results.

TAMM was shown pictures of the cores (pending the final reports) and there appeared to be many areas of unconsolidated material, fractures and etc.  All important to the permeability (results which are not available yet) of this zone and the future development of the Elkton formation in this area.

High oil saturation, porosity in the rock – contribute to the Petroleum-initially-in-Place.  High saturation, good permeability combined with low viscosity all contribute to the overall project economics on the TAMM lands.

So far the results of the coring of the Elkton resulted in better data points than those used for the previous 3d party engineering report.  Once the full range of data is obtained and shared with TAMM (expected in mid to late June), as well as the lab simulations which should predict the best development model for the Elkton Formation - we will evaluate our overall position.

As well TAMM and North Star share a common Debolt Heavy Oil Formation.  TAMM’s mineral rights again are deeper but thicker than the North Star mineral rights. The third party review placed about 1.3 billion barrels Petroleum Initially-in-Place for the Debolt formation.

 TAMM in partnership with North Star is logically and progressively proving up the Joint Venture Properties – North Star is first focusing first on their properties but the next stages should take the programs on to the TAMM lands. The leases are 15 years and are not imminently due to expire.

The Board of Directors
TAMM Oil and Gas Corporation
Hochwachtstrasse 4 Steinhausen Switzerland

Forward-looking Statements:

This press release contains forward-looking statements concerning future events and the Company's growth and business strategy. Words such as "expects," "will," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Forward looking statements in this press release include statements about our drilling development program. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the timing and results of our drilling and development plan. Additional factors include increased expenses or unanticipated difficulties in drilling wells, actual production being less than our development tests, changes in the Company's business; competitive factors in the market(s) in which the Company operates; risks associated with oil and gas operations in the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission including the Company's Annual Report on Form 10-K for the year ended March 31, 2012 and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

This information in this letter contains the terms "prospective resources". The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the resources in this category will ever be converted into reserves. In addition, "prospective resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an prospective resource will ever be upgraded to a higher category. Under Canadian rules, estimates of prospective resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "preliminary assessment" as defined under National Instrument 51-101. CAUTIONARY NOTE TO U.S. INVESTORS - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this press release, such as prospective resource or Original Oil in Place, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10K. You can also obtain this form from the SEC by calling 1-800-SEC-0330.